December 15, 2005


Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
	Form 10-K for the fiscal year ended 6/30/2005
	Filed August 31, 2005
      Form 10-Q for the quarter ended 09/30/2005
      Filed November 14, 2005
	File No. 000-21059

Dear Mr. Delmar:

    We have reviewed your response letter dated November 1, 2005 and have the following accounting comments on your financial statements.


Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 - Stockholders` Equity, page F-15

1. We note your response to prior comment number 1. Confirm to us that the liquidating damages in all cases are limited to 9% under the amended Securities Purchase Agreement dated November 1, 2005.  If so,
you now appear to satisfy the conditions in paragraphs 14 through
18
of EITF 00-19 and the warrants would be considered an equity instrument as of the amendment date. However, we do not agree with certain aspects of your analysis prior to the amendment. Specifically, we do not agree with factoring in the premium on the warrants when evaluating whether the liquidating damages represent an uneconomic settlement alternative. Further, we believe that the Rule
144(k) holding period is two-years (i.e., no requirement to comply with Rule 144) and only begins upon issuance of the warrants when they must be cashless exercised. You also make references to defense that you have, however, the probability of an unfavorable outcome is not assessed in EITF 00-19 only the possibility. Since the warrants will now be considered equity and if they had been considered a liability, the warrants would be reclassified to equity. In this regard, in order to evaluate whether a liability presentation would have been material provide us with an analysis of the effects of recording the warrants as a liability as of June 30, 2005 and September 30, 2005 (i.e., balance sheet and income statement effects) and the effects of reclassifying the warrants to equity on November
1, 2005. Indicate whether you believe that the effects would be material to those financial statements.

2. We note in your response to prior comment number 1 that you state that the same registration obligation and liquidating damages for non-registration exist with respect to the stock sold outright. Please provide us with your analysis regarding your classification of the shares of common stock as permanent equity instead of temporary equity. Your response should address EITF Topic D-98.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Earnings (Loss) Per Share, page 6

3. Tell us why you did not provide the disclosures for calculating earnings per share as outlined in paragraphs 40 and 41 of SFAS 128.
The disclosure should clearly describe those securities that were not included in the earnings per share since they were anti-dilutive (e.g., warrants, stock options).

Note 7 - Merger And Acquisitions, page 11

4. We note that you amended your agreement to acquire 2helix that resulted in some consideration being returned in exchange for an earn-out or contingent consideration. We also note the pro forma information that illustrates the effect of this amendment.
Explain
why the adjustment effect "contract rights and technology" instead of goodwill only. See paragraph 35 of SFAS 141. Tell us why you believe that the fair value of the intangible asset should be adjusted as the earn-out is achieved. That is, explain why the amendment and the earn-out effects the valuation of the intangible.
In addition, ensure that your disclosures comply with 51(f) of SFAS
141.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-
3497
or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief
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Steven R. Delmar
ACE*COMM Corporation
December 15, 2005
page 1